EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2018 and 2017

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The condensed consolidated interim financial statements of Avino Silver & Gold Mines Ltd. (the “Company”) are the responsibility of the Company’s management. The condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and reflect management’s best estimates and judgments based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee reviews the results of the annual audit and reviews the condensed consolidated interim financial statements prior to their submission to the Board of Directors for approval.

The condensed consolidated interim financial statements as at March 31, 2018, and for the periods ended March 31, 2018 and 2017, have not been audited by the Company’s independent auditors.

“David Wolfin”	“Malcolm Davidson”

David Wolfin	Malcolm Davidson, CPA, CA
President & CEO	Chief Financial Officer
May 15, 2018	May 15, 2018

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AVINO SILVER & GOLD MINES LTD. Condensed Consolidated Interim Statements of Financial Position (Expressed in US dollars)

	Note	March 31, 2018 (unaudited)	December 31, 2017
ASSETS
Current assets
Cash		$2,340,073	$3,419,532
Short-term investments	3	-	1,000,000
Amounts receivable		3,308,651	4,634,997
Taxes recoverable	4	7,805,779	6,368,775
Prepaid expenses and other assets		1,513,137	2,065,223
Inventory	5	9,340,806	9,102,257
Total current assets		24,308,446	26,590,784
Exploration and evaluation assets	6	44,061,593	43,337,870
Plant, equipment and mining properties	8	33,138,570	31,951,605
Long-term investments		24,565	33,773
Reclamation bonds		694,725	713,830
Total assets		$102,227,899	$102,627,862
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$4,487,885	$3,511,720
Amounts due to related parties	9(b)	162,954	186,563
Current portion of term facility	10	6,000,000	4,000,000
Current portion of equipment loans	11	707,875	848,387
Current portion of finance lease obligations	12	999,883	1,116,377
Taxes payable		391,371	525,378
Total current liabilities		12,749,968	10,188,425
Term facility	10	2,666,667	4,666,667
Equipment loans	11	314,202	397,817
Finance lease obligations	12	1,005,933	1,232,773
Warrant liability	13	981,398	1,161,109
Reclamation provision	14	11,595,896	11,638,157
Deferred income tax liabilities		3,984,000	4,548,000
Total liabilities		33,298,064	33,832,948
EQUITY
Share capital	15	81,601,366	81,467,603
Equity reserves		10,574,660	10,581,073
Treasury shares (14,180 shares, at cost)		(97,100)	(97,100)
Accumulated other comprehensive loss		(4,849,375)	(4,073,466)
Accumulated deficit		(18,299,716)	(19,083,196)
Total equity		68,929,835	68,794,914
Total liabilities and equity		$102,227,899	$102,627,862

Commitments – Note 18

Subsequent Events – Note 22

Approved by the Board of Directors on May 15, 2018:

“Gary Robertson”	Director	David Wolfin”	Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD. Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Expressed in US dollars - Unaudited)

		Three months ended March 31,
	Note	2018	2017

Revenue from mining operations	16	$8,155,902	$8,127,863
Cost of sales	16	6,300,542	4,667,020
Mine operating income		1,855,360	3,460,843
Operating expenses
General and administrative expenses	17	1,198,587	809,208
Share-based payments	15	133,692	261,375
Income before other items		523,081	2,390,260
Other items
Interest and other income		35,492	76,092
Unrealized gain (loss) on long-term investments		(8,464)	15,964
Fair value adjustment on warrant liability	13	151,490	(715,686)
Foreign exchange gain (loss)		168,512	(559,095)
Finance cost		(51,469)	(40,628)
Accretion of reclamation provision	14	(97,821)	(38,013)
Interest expense		(28,407)	(29,977)
Net income before income taxes		692,414	1,098,917
Income taxes
Current income tax expense		(438,913)	(706,878)
Deferred income tax recovery		564,000	329,266
		125,087	(377,612)
Net income		817,501	721,305
Other comprehensive income (loss)
Items that may be reclassified subsequently to income or loss:		(775,909)	222,568
Currency translation differences
Total comprehensive income		$41,592	$943,873
Earnings per share	15(e)
Basic		$0.02	$0.01
Diluted		$0.02	$0.01
Weighted average number of common shares outstanding	15(e)
Basic		52,718,153	52,435,668
Diluted		53,343,473	53,494,526

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD. Condensed Consolidated Interim Statements of Changes in Equity (Expressed in US dollars - Unaudited)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity

Balance, January 1, 2017		52,431,001	$80,784,973	$9,100,033	$(97,100)	$(6,456,187)	$(21,875,469)	$61,456,250
Common shares issued for cash:
Exercise of stock options		10,000	12,352	-	-	-	-	12,352
Carrying value of stock options exercised		-	9,999	(9,999)	-	-	-	-
Share-based payments		-	-	271,996	-	-	-	271,996
Net income for the period		-	-	-	-	-	721,305	721,305
Currency translation differences		-	-	-	-	222,568	-	222,568
Balance, March 31, 2017		52,441,001	$80,807,324	$9,362,030	$(97,100)	$(6,233,619)	$(21,154,164)	$62,684,471

Balance, January 1, 2018		52,718,153	$81,467,603	$10,581,073	$(97,100)	$(4,073,466)	$(19,083,196)	$68,794,914
Common shares issued for cash:
Exercise of stock options	15	60,000	77,057	-	-	-	-	77,057
Carrying value of stock options exercised		-	56,706	(56,706)	-	-	-	-
Options cancelled or expired		-	-	(93,499)	-	-	93,499	-
Share-based payments	15	-	-	143,792	-	-	-	143,792
Net income for the period		-	-	-	-	-	817,501	817,501
Currency translation differences		-	-	-	-	(775,909)	(127,520)	(903,429)
Balance, March 31, 2018		52,778,153	$81,601,366	$10,574,660	$(97,100)	$(4,849,375)	$(18,299,716)	$68,929,835

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD. Condensed Consolidated Interim Statements of Cash Flows (Expressed in US dollars - Unaudited)

		Three months ended March 31,
	Note	2018	2017

Cash generated by (used in):

Operating Activities
Net income		$817,501	$721,305
Adjustments for non-cash items:
Deferred income tax (recovery)		(564,000)	(329,266)
Depreciation and depletion		852,186	468,499
Accretion of reclamation provision		97,821	38,013
Unrealized loss (gain) on investments		8,464	(15,964)
Foreign exchange (gain) loss		20,484	132,281
Fair value adjustment on warrant liability		(151,490)	715,686
Share-based payments		133,692	261,375
		1,214,658	1,991,929

Net change in non-cash working capital items	19	922,365	(3,518,826)
		2,137,023	(1,526,897)
Financing Activities
Shares and units issued for cash, net of issuance costs		77,057	12,352
Finance lease payments		(419,060)	(416,134)
Equipment loan payments		(299,266)	(225,687)
		(641,269)	(629,469)
Investing Activities
Exploration and evaluation expenditures		(1,534,851)	(993,801)
Additions to plant, equipment and mining properties		(2,040,468)	(971,397)
Redemption of short-term investments		1,000,000	-
		(2,575,319)	(1,965,198)

Change in cash		(1,079,565)	(4,121,564)

Effect of exchange rate changes on cash		106	(3,172)

Cash, Beginning		3,419,532	11,779,718

Cash, Ending		$2,340,073	$7,654,982

Supplementary Cash Flow Information (Note 19)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2018 and 2017

(Expressed in US dollars, except where otherwise noted)

1.	NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada and the United States, and trades on the TSX Venture Exchange (“TSX-V”), the NYSE MKT, and the Frankfurt and Berlin Stock Exchanges.

The Company owns interests in mineral properties located in Durango, Mexico, as well as in British Columbia and the Yukon, Canada. On October 1, 2012, the Company commenced production of silver and gold at levels intended by management at its San Gonzalo Mine, and on April 1, 2016, the Company commenced production of copper, silver, and gold at levels intended by management at its Avino Mine; both mines are located on the historic Avino property in the state of Durango, Mexico.

2.	BASIS OF PRESENTATION

Statement of Compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting under International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements of the Company, except as described under “Basis of Presentation”. These condensed consolidated interim financial statements do not contain all of the information required for full annual financial statements. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s December 31, 2017, annual consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB.

These unaudited condensed consolidated interim financial statements are expressed in US dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements as if the policies have always been in effect, other than those described below:

Adoption of IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)

On January 1, 2018, the Company adopted the requirements of IFRS 15. IFRS 15 covers principles that an entity shall apply to report useful information to users of the financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The Company elected to apply IFRS 15 using a full retrospective approach.

IFRS 15 requires companies to recognize revenue when “control” of goods or services transfers to the customer, whereas the previous standard, IAS 18, required entities to recognize revenue when the “risks and rewards” of the goods or services transfer to the customer. The Company concluded that there is no change to the timing of revenue recognition of its concentrate sales under IFRS 15 compared to the previous standard. As such, no adjustment was required to the Company’s financial statements.

Additionally, IFRS 15 requires companies to apportion the transaction price attributable to contracts from customers with distinct performance obligations on a relative standalone selling price basis. Certain of the Company’s concentrate agreements stipulate that the Company must pay the shipping and insurance costs necessary to bring the goods to the named destination. As such, a portion of revenue earned under these contracts, representing the obligation to fulfill the shipping and insurance services that occur after the transfer of control, is deferred and recognized over time as the obligations are fulfilled. The impact of this change is not significant to the Company’s financial statements.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2018 and 2017

(Expressed in US dollars, except where otherwise noted)

2.	BASIS OF PRESENTATION (continued)

IFRS 15 requires that variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company concluded that the adjustments relating to the final assay results for the quantity and quality of concentrate sold are not significant and do not constrain the recognition of revenue.

Adoption of IFRS 9 Financial Instruments (“IFRS 9”)

On January 1, 2018, the Company adopted the requirements of IFRS 9. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected-loss” impairment model. The Company adopted a retrospective approach, other than for hedge accounting, which is applied prospectively.

IFRS 9 did not impact the Company’s classification and measurement of financial assets and liabilities, and there was no significant impact on the carrying amounts of the Company’s financial instruments at the transition date. The Company had the option to designate its current equity securities as financial assets at fair value through other comprehensive income or loss. The Company chose not to make this election, and changes in the fair value of its current equity securities will continue to be recognized in profit or loss in accordance with the Company’s current policy.

The introduction of the new ‘expected credit loss’ impairment model had negligible impact on the Company, given the Company sells its concentrate to large international organizations with no historical level of customer default, and the corresponding receivables from these sales are short-term in nature.

The Company currently has no hedging arrangements, and will apply the new accounting requirements under IFRS 9 as required.

Additional Disclosures

Additional disclosures have been presented in Note 21 as a result of adopting IFRS 15.

Significant Accounting Judgments and Estimates

The Company’s management makes judgments in its process of applying the Company’s accounting policies to the preparation of its condensed consolidated interim financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of the impacts on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed consolidated interim financial statements for the three months ended March 31, 2018, are consistent with those applied and disclosed in Note 2 to the Company’s audited consolidated financial statements for the year ended December 31, 2017, other than those described below:

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2018 and 2017

(Expressed in US dollars, except where otherwise noted)

2.	BASIS OF PRESENTATION (continued)

Significant Accounting Judgments and Estimates (continued)

Revenue Recognition as a Result of Adoption IFRS 15

Performance Obligations

Based on the criteria outlined in IFRS 15, the Company applied significant judgment in determining that the primary performance obligation relating to its sales contracts is the delivery of concentrates. Shipping and insurance services arranged by the Company for concentrate sales that occur after the transfer of control are also considered performance obligations.

Transfer of Control

Based on the criteria outlined in IFRS 15, the Company applied significant judgment in determining when the transfer of control occurs. Management based its assessment on a number of indicators of control, which include but are not limited to, whether the Company has the present right of payment and whether the physical possession of the goods, significant risks and rewards, and legal title have been transferred to the customer.

Provisional Pricing

Based on the criteria outlined in IFRS 15, the Company applied significant judgment in determining variable consideration. The Company identified two provisional pricing components in concentrate sales, represents variable consideration in the form of a) adjustments between original and final assay results relating to the quantity and quality of concentrate shipments, as well as b) pricing adjustments between provisional and final invoicing based on market prices for base and precious metals.

Based on the Company’s historical accuracy in the assay process, as evidenced by the negligible historical adjustments relating to assay differences, the Company concluded the variability in consideration caused by the assaying results is negligible. The Company does not expect a significant amount of reversal related to assaying differences. The Company records revenues based on provisional invoices based on quoted market prices of the London Bullion Market Association and the London Metal Exchange during the quotation period outlined in the concentrate sales agreement. The Company applied judgment to determine the amount of variable consideration to be recognized during the period for which the likelihood of significant reversal is low.

Changes in accounting standards not yet effective:

The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective. The following accounting standards were issued and are effective as of March 31, 2018:

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. A lessee can choose to apply IFRS 16 using either a full retrospective approach or a modified retrospective approach. The Company plans to apply IFRS 16 at the date it becomes effective and has not yet selected a transition approach.

The Company is in the process of identifying and collecting data relating to existing agreements that may contain right-of-use assets. At this time it is not possible for the Company to make reasonable quantitative estimates of the effects of the new standard, and is currently evaluating its expected impact on the consolidated financial statements.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2018 and 2017

(Expressed in US dollars, except where otherwise noted)

2.	BASIS OF PRESENTATION (continued)

Basis of Consolidation

The condensed consolidated interim financial statements include the accounts of the Company and its Canadian and Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico	Mexican operations and administration
Promotora Avino, S.A. de C.V. (“Promotora”)	79.09%	Mexico	Holding company
Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”)	98.45% direct 1.22% indirect (Promotora) 99.67% effective	Mexico	Mining and exploration
Bralorne Gold Mines Ltd.	100%	Canada	Mining and exploration

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the unaudited condensed consolidated interim financial statements.

3.	SHORT-TERM INVESTMENTS

The Company’s short-term investments consist of term deposits maturing within one year, with an interest rate of 0.8%. All term deposits are redeemable at any time without penalty.

At March 31, 2018, the Company’s short-term investments totalled $Nil (December 31, 2017 - $1,000,000).

4.	TAXES RECOVERABLE

The Company’s taxes recoverable consist of the Mexican I.V.A. (“VAT”) and income taxes recoverable and Canadian sales taxes (“GST/HST”) recoverable.

	March 31, 2018	December 31, 2017
VAT recoverable	$6,633,776	$5,778,823
GST recoverable	108,514	105,190
Income taxes recoverable	1,063,489	484,762
	$7,805,779	$6,368,775

5.	INVENTORY

	March 31, 2018	December 31, 2017
Process material stockpiles	$3,545,863	$3,565,892
Concentrate inventory	3,777,805	3,436,879
Materials and supplies	2,017,138	2,099,486
	$9,340,806	$9,102,257

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2018 and 2017

(Expressed in US dollars, except where otherwise noted)

5.	INVENTORY (continued)

The amount of inventory recognized as an expense for the three months ended March 31, 2018 totalled $6,300,542 (March 31, 2017 – $4,667,020), and includes production costs and depreciation and depletion directly attributable to the inventory production process.

6.	EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Durango, Mexico	British Columbia, Canada	Yukon, Canada	Total

Balance, January 1, 2017	$7,978,841	$22,812,894	$1	$30,791,736

Costs incurred during 2017:
Mine and camp costs	-	4,300,669	-	4,300,669
Provision for reclamation	-	3,761,597	-	3,761,597
Effect of movements in exchange rates	554,843	1,603,903	-	2,158,746
Drilling and exploration	418,123	348,226	-	766,349
Depreciation of plant and equipment	-	715,796	-	715,796
Interest and financing costs	-	377,350	-	377,350
Geological and related services	-	264,584	-	264,584
Water treatment and tailing storage facility costs	-	223,837	-	223,837
Assessments and taxes	82,298	97,118	-	179,416
Mineral exploration tax credit	-	(202,210)	-	(202,210)

Balance, December 31, 2017	$9,034,105	$34,303,764	$1	$43,337,870

Costs incurred during 2018:
Mine and camp costs	-	866,901	-	866,901
Drilling and exploration	154,583	287,417	-	442,000
Depreciation of plant and equipment	-	145,536	-	145,536
Interest and other costs	-	108,520	-	108,520
Provision for reclamation	-	66,319	-	66,319
Assessments and taxes	42,864	1,383	-	44,247
Geological and related services	-	32,837	-	32,837
Assays	-	9,504	-	9,504
Effect of movements in exchange rates	(9,494)	(918,138)	-	(927,632)
Water treatment and tailing storage facility costs	-	(64,509)	-	(64,509)

Balance, March 31, 2018	$9,222,058	$34,839,534	$1	$44,061,593

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2018 and 2017

(Expressed in US dollars, except where otherwise noted)

6.	EXPLORATION AND EVALUATION ASSETS (continued)

Additional information on the Company’s exploration and evaluation properties by region is as follows:

(a)	Durango, Mexico

The Company’s subsidiary Avino Mexico owns 42 mineral claims and leases four mineral claims in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following four groups:

(i)	Avino mine area property

The Avino mine area property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares, and one leased exploitation concession covering 98.83 hectares. Within the Avino mine site area is the Company’s San Gonzalo Mine, which achieved production at levels intended by management as of October 1, 2012, and on this date accumulated exploration and evaluation costs were transferred to mining properties.

(ii)	Gomez Palacio property

The Gomez Palacio property is located near the town of Gomez Palacio, and consists of nine exploration concessions covering 2,549 hectares.

(iii)	Santiago Papasquiaro property

The Santiago Papasquiaro property is located near the village of Santiago Papasquiaro, and consists of four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

(iv)	Unification La Platosa properties

The Unification La Platosa properties, consisting of three leased concessions in addition to the leased concession described in note (i) above, are situated within the Avino mine area property near the towns of Panuco de Coronado and San Jose de Avino and surrounding the Avino Mine.

In February 2012, the Company’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET zone”. The ET zone includes the Avino Mine, where production at levels intended by management was achieved on April 1, 2016.

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the granting of these rights, the Company issued 135,189 common shares with a fair value of C$250,100 during the year ended December 31, 2012.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (“NSR”). In addition, after the start of production, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales a minimum royalty equal to the applicable NSR royalty based on the processing at a monthly rate of 15,000 tonnes.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2018 and 2017

(Expressed in US dollars, except where otherwise noted)

6.	EXPLORATION AND EVALUATION ASSETS (continued)

(a)	Durango, Mexico (continued)

(iv)	Unification La Platosa properties (continued)

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of $8 million within 15 days of the Company’s notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

(b)	British Columbia, Canada

(i)	Bralorne Mine

The Company owns a 100% undivided interest in certain mineral properties located in the Lillooet Mining Division. There is an underlying agreement on 12 crown grants in which the Company is required to pay 1.6385% of net smelter proceeds of production from the claims, and pay fifty cents Canadian (C$0.50) per ton of ore produced from these claims if the ore grade exceeds 0.75 ounces per ton gold.

(ii)	Minto and Olympic-Kelvin properties

The Company’s mineral claims in British Columbia encompass two additional properties, Minto and Olympic-Kelvin, each of which consists of 100% owned Crown-granted mineral claims located in the Lillooet Mining Division.

(b)	Yukon, Canada

The Company has a 100% interest in 14 quartz leases located in the Mayo Mining Division of Yukon, Canada, which collectively comprise the Eagle property.

During the year ended December 31, 2017, an option agreement was signed between Avino and Alexco Resource Corp. (“Alexco”), granting Alexco the right to acquire a 65% interest in all 14 quartz mining leases. To exercise the option, Alexco must pay Avino a total of C$70,000 in instalments over 4 years, issue Avino a total of 70,000 Alexco common shares in instalments over 4 years, incur C$550,000 in exploration work by the second anniversary of the option agreement date, and a further C$2.2 million in exploration work on the Eagle Property by the fourth anniversary of the option agreement date.

In the event that Alexco earns its 65% interest in the Eagle Property, Alexco and Avino will form a joint venture for the future exploration and development of the Eagle Property, and may contribute towards expenditures in proportion to their interests (65% Alexco / 35% Avino). If either company elects to not contribute its share of costs, then its interest will be diluted. If either company’s joint venture interest is diluted to less than 10%, its interest will convert to a 5.0% net smelter returns royalty, subject to the other’s right to buy-down the royalty to 2.0% for C$2.5 million.

The Eagle Property was previously inactive and held by Avino as a non-essential asset to its current operations.

7.	NON-CONTROLLING INTEREST

At March 31, 2018, the Company had an effective 99.67% (December 31, 2017 - 99.67%) interest in its subsidiary Avino Mexico and the remaining 0.33% (December 31, 2017 - 0.33%) interest represents a non-controlling interest. The accumulated deficit and current period income attributable to the non-controlling interest are insignificant and accordingly have not been recognized in the condensed consolidated interim financial statements.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2018 and 2017

(Expressed in US dollars, except where otherwise noted)

8.	PLANT, EQUIPMENT AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings	Total
	$	$	$	$	$	$	$
COST
Balance at January 1, 2017	10,190,071	82,730	252,726	14,927,045	7,638,019	2,644,650	35,735,241
Additions	1,370,176	49,357	27,072	1,271,265	2,137,015	2,948,752	7,803,637
Effect of movements in exchange rates	121,839	989	3,022	178,478	91,325	31,621	427,274
Balance at December 31, 2017	11,682,086	133,076	282,820	16,376,788	9,866,359	5,625,023	43,966,152
Additions	175,380	5,899	9,886	134,777	74,239	1,820,917	2,221,098
Effect of movements in exchange rates	(11,595)	(132)	(281)	(21,181)	(9,792)	(5,583)	(48,564)
Balance at March 31, 2018	11,845,871	138,843	292,425	16,490,384	9,930,806	7,440,357	46,138,686

ACCUMULATED DEPLETION AND DEPRECIATION
Balance at January 1, 2017	2,283,922	36,394	115,576	4,206,187	846,472	507,943	7,996,494
Additions	1,686,830	11,898	26,667	1,827,225	282,535	87,287	3,922,442
Effect of movements in exchange rates	27,307	435	1,382	50,292	10,121	6,074	95,611
Balance at December 31, 2017	3,998,059	48,727	143,625	6,083,704	1,139,128	601,304	12,014,547
Additions	472,707	4,075	6,350	398,136	93,081	23,145	997,494
Effect of movements in exchange rates	(3,968)	(48)	(143)	(6,038)	(1,131)	(597)	(11,925)
Balance at March 31, 2018	4,466,798	52,754	149,832	6,475,802	1,231,078	623,852	13,000,116

NET BOOK VALUE

At March 31, 2018	7,379,073	86,089	142,593	10,014,582	8,699,728	6,816,505	33,138,570
At December 31, 2017	7,684,027	84,349	139,195	10,293,084	8,727,231	5,023,719	31,951,605
At January 1, 2017	7,906,149	46,336	137,150	10,720,858	6,791,547	2,136,707	27,738,747

Plant, equipment and mining properties includes assets under construction of $5,528,033 as at March 31, 2018 (December 31, 2017 - $3,283,076) on which no depreciation was charged in the periods then ended. Once the assets are put into service, they will be transferred to the appropriate class of plant, equipment and mining properties.

- 14 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2018 and 2017

(Expressed in US dollars, except where otherwise noted)

9.	RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three months ended March 31, 2018 and 2017 were as follows:

	Three months ended March 31,
	2018	2017
Salaries, benefits, and consulting fees	$207,895	$203,999
Share‐based payments	128,056	238,445
	$335,951	$442,444

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. of $225,864 (December 31, 2017 - $232,076) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the condensed consolidated interim statements of financial position as at March 31, 2018. As at March 31, 2018 and December 31, 2017, the following amounts were due to related parties:

	March 31, 2018	December 31, 2017
Oniva International Services Corp.	$133,708	$139,047
Directors	25,173	41,660
Jasman Yee & Associates, Inc.	4,073	5,856
	$162,954	$186,563

(c)	Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

The transactions with Oniva during the three months ended March 31, 2018 and 2017 are summarized below:

	March 31, 2018	March 31, 2017
Salaries and benefits	$141,037	$91,259
Office and miscellaneous	172,424	143,172
Exploration and evaluation assets	91,096	82,647
	$404,557	$317,078

- 15 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2018 and 2017

(Expressed in US dollars, except where otherwise noted)

9.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(c)	Other related party transactions (continued)

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the three months ended March 31, 2018, the Company paid $59,303 (March 31, 2017 - $56,685) to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”) for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. JYAI’s managing director is a director of the Company. For the three months ended March 31, 2018 and 2017, the Company paid $16,111 and $23,717, respectively, to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the three months ended March 31, 2018 and 2017, the Company paid $5,930 and $5,669, respectively, to WWD.

10.	TERM FACILITY

In July 2015, the Company entered into a $10,000,000 term facility with Samsung C&T U.K. Limited (“Samsung”). Interest is charged on the facility at a rate of US dollar LIBOR (3 month) plus 4.75%, and the facility was to be repaid in 15 consecutive equal monthly instalments starting in June 2016. Pursuant to the agreement, in August 2015, Avino commenced selling concentrates produced during ramp advancement and ongoing evaluation and extraction at the Avino Mine on an exclusive basis to Samsung. Samsung pays for the concentrates at the prevailing metal prices for their silver, copper, and gold content at or about the time of delivery, less interest, treatment, refining, shipping, and insurance charges.

During the year ended December 31, 2017, the Company and Samsung agreed to amend the Company’s existing term facility by extending the repayment period. Repayments of the remaining balance will be made in 13 equal monthly instalments commencing in July 2018 and ending July 2019. The Company will sell the Avino Mine concentrates on an exclusive basis to Samsung until December 31, 2021.

The facility is secured by the concentrates produced under the agreement and by the common shares of the Company’s wholly-owned subsidiary Bralorne Gold Mines Ltd. The facility with Samsung relates to the sale of concentrates produced from the Avino Mine only and does not include concentrates produced from the San Gonzalo Mine that are sold to Samsung.

The continuity of the term facility with Samsung is as follows:

	March 31,	December 31,
	2018	2017
Balance at beginning of the period	$8,666,667	$9,333,334
Proceeds	-	-
Repayments	-	(666,667)
Balance at end of the period	8,666,667	8,666,667
Less: Current portion	(6,000,000)	(4,000,000)
Non-current portion	$2,666,667	$4,666,667

- 16 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2018 and 2017

(Expressed in US dollars, except where otherwise noted)

11.	EQUIPMENT LOANS

The Company has entered into loans for mining equipment maturing between 2018 and 2023 with interest rates ranging from 4.35% to 5.26% per annum. The Company’s obligations under the loans are secured by the mining equipment. As at March 31, 2018, plant, equipment and mining properties includes a net carrying amount of $1,923,879 (December 31, 2017 - $2,065,332) for this mining equipment.

The contractual maturities and interest charges in respect of the Company’s obligations under equipment loans are as follows:

	March 31, 2018	December 31, 2017
Not later than one year	$737,484	$886,145
Later than one year and not later than five years	325,614	409,899
Less: Future interest charges	(41,021)	(49,840)
Present value of loan payments	1,022,077	1,246,204
Less: Current portion	(707,875)	(848,387)
Non-current portion	$314,202	$397,817

The equipment loan credit facilities are a component of the master credit facilities described in Note 12.

12.	FINANCE LEASE OBLIGATIONS

The Company has entered into mining equipment leases expiring between 2018 and 2020, with interest rates ranging from 2% to 14.99% per annum. The Company has the option to purchase the mining equipment at the end of the lease term for a nominal amount. The Company’s obligations under finance leases are secured by the lessor’s title to the leased assets. As at March 31, 2018, plant, equipment and mining properties includes a net carrying amount of $3,880,571 (December 31, 2017 - $3,950,846) for this leased mining equipment.

The contractual maturities and interest charges in respect of the Company’s finance lease obligations are as follows:

	March 31, 2018	December 31, 2017
Not later than one year	$1,109,445	$1,203,882
Later than one year and not later than five years	1,099,151	1,295,661
Less: Future interest charges	(202,780)	(150,393)
Present value of loan payments	2,005,816	2,349,150
Less: Current portion	(999,883)	(1,116,377)
Non-current portion	$1,005,933	$1,232,773

The Company has two master credit facilities with equipment suppliers for a total of $10,375,400. The facilities are used to acquire equipment necessary for advancing operations at the San Gonzalo Mine and the Avino Mine, and for continuing exploration activity at the Bralorne Mine. As of March 31, 2018, the Company had $7,726,525 in available credit remaining under these facilities.

- 17 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2018 and 2017

(Expressed in US dollars, except where otherwise noted)

13.	WARRANT LIABILITY

The Company’s warrant liability arises as a result of the issuance of warrants exercisable in U.S. dollars. As the denomination is different from the Canadian dollar functional currency of the entity issuing the underlying shares, the Company recognizes a derivative liability for these warrants and re-measures the liability at the end of each reporting period using the Black-Scholes model.

A reconciliation of the changes in the warrant liability during the three months ended March 31, 2018, and year ended December 31, 2017, is as follows:

	March 31, 2018	December 31, 2017
Balance at beginning of the period	$1,161,109	$1,629,797
Warrants issued during the period	-	-
Fair value adjustment	(151,490)	(563,466)
Effect of movement in exchange rates	(28,221)	94,778
Balance at end of the period	$981,398	$1,161,109

Continuity of warrants during the periods is as follows:

	Underlying Shares	Weighted Average Exercise Price
Warrants outstanding and exercisable, January 1, 2017	4,635,274	$2.19
Expired	(1,033,059)	$2.87
Warrants outstanding and exercisable, December 31, 2017 and March 31, 2018	3,602,215	$1.99

Warrants outstanding and exercisable as at March 31, 2018 are as follows:

	Exercise	Derivative Warrants Outstanding and Exercisable
Expiry Date	Price per Share	March 31, 2018	December 31, 2017
March 14, 2019	$1.00	40,000	40,000
November 28, 2019	$2.00	3,562,215	3,562,215
		3,602,215	3,602,215

As at March 31, 2018, the weighted average remaining contractual life of warrants outstanding was 1.66 years (December 31, 2017 – 1.91 years).

Valuation of the warrant liability requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing warrants is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the warrant liability was calculated using the Black-Scholes model with the following weighted average assumptions and resulting fair values:

	March 31, 2018	December 31, 2017
Weighted average assumptions:
Risk-free interest rate	1.76%	1.66%
Expected dividend yield	0%	0%
Expected option life (years)	1.66	1.90
Expected stock price volatility	60.81%	65.69%
Weighted average fair value	$0.27	$0.32

- 18 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2018 and 2017

(Expressed in US dollars, except where otherwise noted)

14.	RECLAMATION PROVISION

Management’s estimate of the reclamation provision at March 31, 2018, is $11,595,896 (December 31, 2017 – $11,638,157), and the undiscounted value of the obligation is $17,197,836 (December 31, 2017 – $17,529,198).

The present value of the obligation in Mexico of $1,744,928 (December 31, 2017 – $1,584,420) was calculated using a risk-free interest rate of 7.67% (December 31, 2017 – 7.68%) and an inflation rate of 5.04% (December 31, 2017 – 6.77%). Reclamation activities are estimated to begin in 2019 for the San Gonzalo Mine and in 2028 for the Avino Mine.

The present value of the obligation for Bralorne of $9,850,968 (December 31, 2017 – $10,053,737) was calculated using a weighted average risk-free interest rate of 3.46% (December 31, 2017 – 3.46%) and a weighted average inflation rate of 1.67% (December 31, 2017 – 1.67%). Reclamation activities are estimated to begin in 2021.

A reconciliation of the changes in the reclamation provision during the three month period ended March 31, 2018, and year ended December 31, 2017, is as follows:

	March 31, 2018	December 31, 2017

Balance at beginning of the period	$11,638,157	$6,962,911
Changes in estimates	-	3,900,447
Unwinding of discount	97,821	248,267
Effect of movements in exchange rates	(140,082)	526,532
Balance at end of the period	$11,595,896	$11,638,157

15.	SHARE CAPITAL AND SHARE-BASED PAYMENTS

(a)	Authorized: Unlimited common shares without par value.

(b)	Issued:

(i)	During the three months ended March 31, 2018, the Company issued 60,000 common shares upon the exercise of stock options for gross proceeds of $77,057.

(ii)	During the year ended December 31, 2017, the Company issued shares in an at-the-market offering under prospectus supplements for an aggregate of 10,000 common shares at an average price of $1.67 for gross proceeds of $16,737. The Company paid cash commission on the gross proceeds in the amount of $605.

During the year ended December 31, 2017, the Company issued 20,000 common shares upon the exercise of stock options for gross proceeds of $24,836.

During the year ended December 31, 2017, the Company issued 257,152 common shares upon the vesting of restricted share units.

- 19 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2018 and 2017

(Expressed in US dollars, except where otherwise noted)

15.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

(c)	Stock options:

The Company has a stock option plan to purchase the Company’s common shares, under which it may grant stock options of up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers, and employees (up to a limit of 5% per individual), and to persons providing investor relations or consulting services (up to a limit of 2% per individual), the limits being based on the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations services, which vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed five years from the grant date.

Continuity of stock options for the three months ended March 31, 2018, and the year ended December 31, 2017, is as follows:

	Underlying Shares	Weighted Average Exercise Price (C$)

Stock options outstanding and exercisable, January 1, 2017	1,978,500	$2.24
Granted	1,475,000	$1.98
Cancelled / Forfeited	(122,500)	$2.54
Exercised	(20,000)	$1.62
Stock options outstanding and exercisable, December 31, 2017	3,311,000	$2.12
Cancelled / Forfeited	(10,000)	$2.47
Expired	(87,500)	$1.60
Exercised	(60,000)	$1.60
Stock options outstanding and exercisable, March 31, 2018	3,153,500	$2.14

As at March 31, 2018, the weighted average remaining contractual life of stock options outstanding was 3.21 years (December 31, 2017 – 3.32 years).

Details of stock options outstanding and exercisable are as follows:

		Stock Options Outstanding
Expiry Date	Exercise Price (C$)	March 31, 2018	December 31, 2017

February 18, 2018	$1.60	-	147,500
September 9, 2019	$1.62	276,000	276,000
September 19, 2019	$1.90	620,000	620,000
December 22, 2019	$1.90	105,000	105,000
September 2, 2021	$2.95	682,500	687,500
September 20, 2022	$1.98	1,430,000	1,435,000
October 6, 2022	$1.98	40,000	40,000
		3,153,500	3,311,000

During the three months ended March 31, 2018, the Company charged $Nil (three months ended March 31, 2017 - $3,752) to operations as share-based payments and capitalized $Nil (three months ended March 31, 2017 - $Nil) to exploration and evaluation assets for the fair value of stock options granted.

- 20 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2018 and 2017

(Expressed in US dollars, except where otherwise noted)

15.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

(d)	Restricted Share Units:

On May 27, 2016, the Company’s Restricted Share Unit (“RSU”) Plan was approved by its shareholders. The RSU Plan is administered by the Compensation Committee under the supervision of the Board of Directors as compensation to officers, directors, consultants, and employees. The Compensation Committee determines the terms and conditions upon which a grant is made, including any performance criteria or vesting period.

Upon vesting, each RSU entitles the participant to receive one common share, provided that the participant is continuously employed with or providing services to the Company. RSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such RSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the RSU vests and the RSU participant receives common shares.

During the three months ended March 31, 2018, no RSUs (year ended December 31, 2017 – 80,500) were granted. All RSUs granted vest one-third annually from the date of the grant until fully vested at the end of the three-year term. For the RSUs issued in the year ended December 31, 2017, the weighted average fair value at the measurement date was C$1.98, based on the TSX-V market price of the Company’s shares on the date the RSUs were granted. At March 31, 2018 and December 31, 2017, 60 RSUs are, and were, available for issuance under the plan.

At March 31, 2018, there were 592,172 RSUs outstanding (December 31, 2017 – 592,172).

During the three months ended March 31, 2018, the Company charged $133,692 (March 31, 2017 - $257,623) to operations as share-based payments and capitalized $10,099 (March 31, 2017 - $10,621) to exploration and evaluation assets for the fair value of the RSUs issued. The fair value of the RSUs is recognized over the vesting period with reference to vesting conditions and the estimated RSUs expected to vest.

(e)	Earnings per share:

The calculations for basic earnings per share and diluted earnings per share are as follows:

	Three months ended March 31,
	2018	2017
Net income for the period	$817,501	$721,305
Basic weighted average number of shares outstanding	52,718,153	52,435,668
Effect of dilutive share options, warrants, and RSUs	625,320	1,058,858
Diluted weighted average number of shares outstanding	53,343,473	53,494,526
Basic earnings per share	$0.02	$0.01
Diluted earnings per share	$0.02	$0.01

- 21 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2018 and 2017

(Expressed in US dollars, except where otherwise noted)

16.	REVENUE AND COST OF SALES

Revenue and the related cost of sales reflect the sale of silver, gold and copper concentrate from the Avino Mine and from the sale of silver and gold concentrate from the San Gonzalo Mine for the three months ended March 31, 2018 and 2017.

	March 31, 2018	March 31, 2017
Concentrate sales	$8,317,264	$7,885,794
Provisional pricing adjustments	(161,362)	242,069
	$8,155,902	$8,127,863

Cost of sales consists of changes in inventories, direct costs including personnel costs, mine site costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party transport fees, depreciation and depletion, and other expenses for the periods. Direct costs include the costs of extracting co-products. Cost of sales is based on the weighted average cost of inventory sold for the periods and consists of the following:

	March 31, 2018	March 31, 2017
Production costs	$5,452,993	$4,202,009
Depreciation and depletion	847,549	465,011
	$6,300,542	$4,667,020

17.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses on the condensed consolidated interim statements of operations consist of the following:

	March 31, 2018	March 31, 2017
Salaries and benefits	$373,757	$267,296
Office and miscellaneous	180,856	168,338
Management and consulting fees	90,143	137,791
Investor relations	148,066	65,045
Travel and promotion	66,947	61,201
Professional fees	80,917	53,123
Directors fees	34,989	41,569
Regulatory and compliance fees	218,275	11,357
Depreciation	4,637	3,488
	$1,198,587	$809,208

- 22 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2018 and 2017

(Expressed in US dollars, except where otherwise noted)

18.	COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 9.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	March 31, 2018	December 31, 2017
Not later than one year	$186,540	$300,285
Later than one year and not later than five years	205,825	251,435
Later than five years	14,356	14,568
	$406,721	$566,288

Office lease payments recognized as an expense during the three months ended March 31, 2018, totalled $27,226 (March 31, 2017 - $25,317).

19.	SUPPLEMENTARY CASH FLOW INFORMATION

	March 31, 2018	March 31, 2017
Net change in non-cash working capital items:
Inventory	$(277,581)	$28,370
Prepaid expenses and other assets	514,358	(1,059,606)
Taxes recoverable	(1,439,897)	(991,316)
Taxes payable	(134,007)	(596,002)
Accounts payable and accrued liabilities	961,886	(523,261)
Amounts receivable	1,326,346	(365,780)
Amounts due to related parties	(28,740)	(11,231)
	$922,365	$(3,518,826)

	March 31, 2018	March 31, 2017
Interest paid	$145,794	$115,085
Taxes paid	$1,476,602	$2,411,902
Equipment acquired under finance leases and equipment loans	$114,079	$523,889

- 23 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2018 and 2017

(Expressed in US dollars, except where otherwise noted)

20.	FINANCIAL INSTRUMENTS

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, short- and long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, short-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with three (December 31, 2017 – three) counterparties (see Note 21). However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At March 31, 2018, no amounts were held as collateral.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at March 31, 2018, in the amount of $2,340,073 and working capital of $11,558,478 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the condensed consolidated interim statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at March 31, 2018, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$4,487,885	$4,487,885	$-	$-
Due to related parties	162,954	162,954	-	-
Minimum rental and lease payments	406,721	186,540	205,825	14,356
Term facility	9,176,682	6,400,166	2,776,516	-
Equipment loans	1,063,098	737,484	325,614	-
Finance lease obligations	2,208,596	1,109,445	1,099,151	-
Total	$17,505,936	$13,084,474	$4,407,106	$14,356

- 24 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2018 and 2017

(Expressed in US dollars, except where otherwise noted)

20.	FINANCIAL INSTRUMENTS (continued)

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below. Interest Rate Risk Interest rate risk consists of two components:

(i)	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate cash flow risk as the Company’s term facility, equipment loans, and finance lease obligations bear interest at fixed rates.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	March 31, 2018		December 31, 2017
	MXN	CDN	MXN	CDN
Cash	$7,951,678	$353,561	$9,504,034	$320,751
Long-term investments	-	31,664	-	42,368
Reclamation bonds	-	895,500	-	895,500
Amounts receivable	-	139,874	-	131,961
Accounts payable and accrued liabilities	(35,459,520)	(820,583)	(27,482,356)	(603,463)
Due to related parties	-	(210,047)	-	(224,664)
Equipment loans	-	(675,768)	-	(781,675)
Finance lease obligations	(1,674,843)	(887,580)	(750,795)	(1,002,470)
Net exposure	(29,182,685)	(1,173,379)	(18,729,117)	(1,221,692)
US dollar equivalent	$(1,590,456)	$(910,301)	$(949,465)	$(973,847)

Based on the net US dollar denominated asset and liability exposures as at March 31, 2018, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the three months ended March 31, 2018, by approximately $263,960 (year ended December 31, 2017 - $326,558). The Company has not entered into any foreign currency contracts to mitigate this risk.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2018 and 2017

(Expressed in US dollars, except where otherwise noted)

20.	FINANCIAL INSTRUMENTS (continued)

(c)	Market Risk (continued)

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At March 31, 2018, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $390,387 (December 31, 2017 - $223,625).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At March 31, 2018, a 10% change in market prices would have an impact on net earnings of approximately $2,456 (December 31, 2017 - $3,377).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d)	Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2018:

	Level 1	Level 2	Level 3
Financial assets
Cash	$2,340,073	$-	$-
Amounts receivable	-	3,308,651	-
Long-term investments	24,565	-	-
Financial liabilities
Warrant liability	-	-	(981,398)
Total financial assets and liabilities	$2,364,638	$3,308,651	$(981,398)

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2018 and 2017

(Expressed in US dollars, except where otherwise noted)

21.	SEGMENTED INFORMATION

The Company’s revenues for the three months ended March 31, 2018 of $8,155,902 (March 31, 2017 - $8,127,863) are all attributable to Mexico, from shipments of concentrate produced by the Avino Mine and the San Gonzalo Mine.

On the condensed consolidated interim statements of operations, the Company had revenue from the following product mixes:

	March 31, 2018	March 31, 2017

Silver	$4,220,111	$4,977,838
Gold	2,086,607	2,138,469
Copper	3,131,963	2,342,983
Penalties, treatment costs and refining charges	(1,282,779)	(1,331,427)
Total revenue from mining operations	$8,155,902	$8,127,863

For the three months ended March 31, 2018, the Company had three customers (March 31, 2017 – three customers) that accounted for total revenues as follows:

	March 31, 2018	March 31, 2017

Customer #1	$6,169,515	$5,982,184
Customer #2	1,590,636	1,956,997
Customer #3	395,751	-
Customer #4	-	188,682
Total revenue from mining operations	$8,155,902	$8,127,863

Geographical information relating to the Company’s non-current assets (other than financial instruments) is as follows:

	March 31, 2018	December 31, 2017
Exploration and evaluation assets - Mexico	$9,222,058	$9,034,105
Exploration and evaluation assets - Canada	34,839,535	34,303,765
Total exploration and evaluation assets	$44,061,593	$43,337,870

	March 31, 2018	December 31, 2017
Plant, equipment, and mining properties - Mexico	$30,032,145	$28,627,706
Plant, equipment, and mining properties - Canada	3,106,425	3,323,899
Total plant, equipment, and mining properties	$33,138,570	$31,951,605

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2018 and 2017

(Expressed in US dollars, except where otherwise noted)

22.	SUBSEQUENT EVENTS

Flow Through Share Offering - On April 27, 2018, the Company closed a private placement of 3,000,000 flow-through common shares for gross proceeds of C$6,000,000. The Company will use the gross proceeds raised from the offering to incur qualifying Canadian exploration expenses and flow-through mining expenditures on its Bralorne Mine, located in British Columbia, which will be renounced to the purchasers of the flow-through shares for the 2018 taxation year.

Sales Agreement & Prepayment - In April 2018, the Company signed a sales agreement with MK Metal Trading Mexico S.A. de C.V., a subsidiary of Ocean Partners, to sell San Gonzalo concentrate for a 12 month period. As per the agreement, the Company received a prepayment of $2,000,000, which will be repaid in equal monthly installments for a 12 month period ending March 2019.

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